[ Janus Henderson Investors US LLC Letterhead ]

December 13, 2022

VIA EDGAR

Deborah O’Neal

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”)
1933 Act File No. 002-34393
1940 Act File No. 811-01879
Post-Effective Amendment No. 312

Dear Ms. O’Neal:

This letter responds to comments to Post-Effective Amendment No. 312 to the Registrant’s registration statement on Form N-1A that were provided by telephone on November 16, 2022, by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Janus Henderson U.S. Dividend Income Fund (the “Fund”). The Staff’s comments, as we understand them, and the Registrant’s responses are below.

1.	Staff Comment: The Staff requested a completed fee table and expense example for the Fund at least a week prior to the effective date of the registration statement.

Response: The Registrant has provided completed fee tables and expense examples for the Fund in Appendix A to this letter.

2.

Staff Comment: The Staff asked the Registrant to confirm if any acquired fund fees and expenses (“AFFE”) will exceed 0.01% of the average net assets of the Fund. If so, the Registrant should include these fees and expenses as a separate line item in the fee table.

Response: The Registrant confirms that AFFE will not exceed 0.01% of the average net assets of the Fund.

3.	Staff Comment: The Staff stated that, to disclose a fee waiver in the fee and expense table, it must be in place for at least one year.

Response: The Registrant acknowledges the Staff’s comment and confirms that the fee waiver for the Fund will be in place for at least one year.

4.

Staff Comment: The Staff asked the Registrant to confirm that Janus Henderson Investors US LLC (the “Adviser”) will only be able to recoup previously waived expenses so long as such recoupment will not result in the Fund exceeding the lesser of the expense limit in effect at the time of the waiver or the expense limit at the time of recoupment.

Response: The Registrant notes that, since the Fund is new, the Adviser has not recouped any previously waived expenses from the Fund at this time. However, to the extent the Adviser recoups previously waived expenses from the Fund in the future, it will only do so if such recoupment does not cause the Fund to exceed the expense limit in effect at the time of the waiver or the expense limit at the time of recoupment.

5.

Staff Comment: The Staff noted that, pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, the Fund should adopt an 80% investment policy that encompasses investments in U.S. dividend-paying securities.

Response: The Registrant has updated the first sentence of the Fund’s principal investment strategies to include an 80% investment policy, as reflected below (additions underlined, deletions ~~stricken~~).

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) ~~primarily~~ in a portfolio of dividend-paying equity securities of U.S. companies.

6.

Staff Comment: As it relates to the Fund’s investments in real estate investment trusts (“REITs”), the Staff asked the Registrant to disclose that dividends from REITs may not be qualified dividends for tax purposes.

Response: The Registrant has added the following sentence to the REIT Risk factor in the summary prospectus:

Dividends received by the Fund from a REIT generally will not constitute qualified dividend income.

Please call me at (303) 394-7310 with any questions or comments.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson, Esq.

Assistant Secretary to the Registrant

Enclosure (via EDGAR)

cc:	Abigail Murray, Esq.

Thea Kelley

Appendix A

  FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy, hold, and sell Shares of the Fund. Each share class has different expenses, but represents an investment in the same Fund. Information about eligibility requirements for each share class is available from your financial professional and in the “Purchases” section on page 21 of the Fund’s Prospectus and in the “Purchases” section on page [    ] of the Fund’s Statement of Additional Information. In addition, please see Appendix A for information regarding financial intermediary-specific policies that may apply to purchases of Fund shares through certain intermediaries. You may also incur brokerage commissions charged by your broker or financial intermediary when buying Class I Shares or Class N Shares of the Fund that are not reflected in the table or in the example below.

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)	Class I	Class N

Management Fees	0.60%	0.60%

Other Expenses(1)	9.65%	9.59%

Total Annual Fund Operating Expenses	10.25%	10.19%

Fee Waiver(2)	9.44%	9.44%

Total Annual Fund Operating Expenses After Fee Waiver(2)	0.81%	0.75%

(1)	Since the Fund is new, Other Expenses are based on the estimated expenses that the Fund expects to incur in its initial fiscal period.
(2)

The Adviser has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund’s total annual fund operating expenses (excluding shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees and any networking/omnibus fees payable by any share class, brokerage commissions, interest, dividends, taxes. acquired fund fees and expenses, and extraordinary expenses) exceed 0.75% until at least January 31 , 2024. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. For a period beginning with the Fund’s commencement of operations (December 20, 2022) and expiring on the third anniversary of the commencement of operations, or until the Fund’s assets meet the first breakpoint in the investment advisory fee schedule (0.60% of the first $2 billion of the average daily closing net asset value of the Fund), whichever occurs first, the Adviser may recover from the Fund fees and expenses previously waived or reimbursed if the Fund’s expense ratio, including recovered expenses, falls below the expense limit. There is no guarantee that the Fund’s assets will reach this asset level.

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are equal to the Total Annual Fund Operating Expenses After Fee Waiver for the first year and the Total Annual Fund Operating Expenses thereafter. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years

Class I Shares	$83	$2,108

Class N Shares	$77	$2,092

  FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy, hold, and sell Shares of the Fund.

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)	Class D

Management Fees	0.60%

Other Expenses(1)	10.12%

Total Annual Fund Operating Expenses	10.72%

Fee Waiver(2)	9.84%

Total Annual Fund Operating Expenses After Fee Waiver(2)	0.88%

(I)	Since the Fund is new, Other Expenses are based on the estimated expenses that the Fund expects to incur in its initial fiscal period.
(2)

The Adviser has contractually agreed to waive its investment advisory fee and/or reimburse operating expenses to the extent that the Fund’s total annual fund operating expenses (excluding shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), administrative services fees, brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) exceed 0.75% until at least January 31, 2024. The contractual waiver may be terminated or modified prior to this date only at the discretion of the Board of Trustees. For a period beginning with the Fund’s commencement of operations (December 20, 2022) and expiring on the third anniversary of the commencement of operations, or until the Fund’s assets meet the first breakpoint in the investment advisory fee schedule (0.60% of the first $2 billion of the average daily closing net asset value of the Fund), whichever occurs first, the Adviser may recover from the Fund fees and expenses previously waived or reimbursed if the Fund’s expense ratio, including recovered expenses, falls below the expense limit. There is no guarantee that the Fund’s assets will reach this asset level.

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and reinvest all dividends and distributions. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are equal to the Total Annual Fund Operating Expenses After Fee Waiver for the first year and the Total Annual Fund Operating Expenses thereafter. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years

Class D Shares	$90	$2,196